360 Funds
420 Lexington Avenue, Suite 601
New York, NY 10170

October 22, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	360 Funds (the “Trust”)
Request for Withdrawal of Post-effective Amendment No. 13 to the Trust’s
Registration Statement (File Nos. 333-123290 and 811-21726)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), on behalf of the Trust, I respectfully request the withdrawal of Post-effective Amendment No. 13 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission on August 9, 2012 (Accession No. 0001398344-12-002535) in order to register one new series, M360 Alternative Strategies Fund (the “Fund”).  The Amendment is being withdrawn because the Portfolio Manager has determined not to join the investment adviser for the Fund.  No securities were sold in connection with this offering.

Please issue an order with respect to this application for withdrawal as soon as possible.  In addition, please provide a copy of the order granting the request for withdrawal of the Amendment to Christopher Anci, President of the Trust, by facsimile at (212) 661-1617.  If you have any questions, please do not hesitate to contact me at: (646) 307-4181.

Very truly yours,

/s/ Christopher Anci

Christopher Anci
President of the Trust